May 31, 2019

Andrew M. Murstein
President
Medallion Financial Corp.
437 Madison Avenue, 38th Floor
New York, NY 10022

       Re: Medallion Financial Corp.
           Registration Statement on Form S-3
           Filed May 23, 2019
           File No. 333-231705

Dear Mr. Murstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services